Exhibit 99.1
Tongjitang Chinese Medicines Company Reports
Second Quarter 2010 Financial Results
SHENZHEN, China, August 18, 2010 (BUSINESS WIRE) — Tongjitang Chinese Medicines Company (the “Company” or “Tongjitang”) (NYSE: TCM), a leading specialty pharmaceutical company focusing on the development, manufacturing, marketing and selling of modernized traditional Chinese medicine in China, today announced its financial results for the quarter ended June 30, 2010.
Financial Results for the Quarter Ended June 30, 2010
•	Net revenue increased 2.8% to RMB137.9 million ($20.3 million)[1], from RMB134.1 million in the prior year period.

•	Operating loss was RMB2.8 million ($0.4 million), compared to an operating profit of RMB11.7 million in the prior year period.

•	Net loss attributable to the Company was RMB4.7 million ($0.7 million), which yielded net loss per ADS of RMB0.18 ($0.03) and net loss per share[2] of RMB0.05 ($0.01).

•	Non-GAAP adjusted EBITDA per share was RMB0.05 ($0.01), compared to non-GAAP adjusted EBITDA per share of RMB0.21 in the second quarter of 2009.
Xiaochun Wang, Chief Executive Officer and Chairman of Tongjitang, stated, “Our second quarter performance reflects strong contributions from products such as Jingshu Granules, which we have been marketing actively since acquiring Anhui Jingfang. This was offset by weaker demand for XLGB, which reflects continued delay in the implementation of the National Essential Drug List (“EDL”) by local governments. We continue to pursue a more diversified product portfolio strategy, and expect sales of XLGB to recover when the rollout of EDL eventually gains momentum.”
Net revenue in the second quarter of 2010 increased 2.8% to RMB137.9 million ($20.3 million) from RMB134.1 million in the second quarter of 2009. Xianling Gubao (“XLGB”) sales were RMB74.1 million ($10.9 million) in the second quarter of 2010, compared to RMB80.7 million in the second quarter of 2009. Net revenue from Moisturizing & Anti-itching Capsules and Zaoren Anshen Capsules reached RMB19.0 million ($2.8 million) in the second quarter of 2010, compared to RMB18.2 million in the second quarter of 2009. Net revenue from the Company’s other products increased 27% to RMB44.8 million ($6.6 million) from RMB35.2 million in the second quarter of 2009, including the contribution of approximately RMB2.1 million from the Company’s liquor business.
Gross profit decreased 3.1% to RMB 79.2 million ($11.7 million) in the second quarter of 2010 from RMB 81.7 million in the second quarter of 2009. Gross margin was 57.5% in the second quarter of 2010, compared to 61.0% in the same period of 2009. Tongjitang’s gross margin reflects higher revenue contribution from lower-margin products, as well as increased costs of raw materials related to herbal medicines, including the cost of barrenwort. Quality control costs also increased in line with a more stringent regulatory environment.
Operating loss in the second quarter of 2010 was RMB2.8 million ($0.4 million), compared to an operating profit of RMB11.7 million in the second quarter of 2009. Operating loss was mainly attributable to increased selling and marketing expenses, reflecting the Company’s efforts to invest in its sales team’s infrastructure and EDL sales network.
Net loss attributable to the Company was RMB4.7 million ($0.7 million), which yielded net loss per ADS of RMB0.18 ($0.03) and net loss per share2 of RMB0.05 ($0.01).
Non-GAAP adjusted EBITDA in the second quarter of 2010 was RMB5.7 million ($0.8 million), compared to RMB27.1 million in the second quarter of 2009. Non-GAAP adjusted EBITDA per share was RMB0.05 ($0.01) in the second quarter of 2010, compared to RMB0.21 in the second quarter of 2009. For the second quarter of 2010, the number of shares used in the computation of GAAP earnings per share and Non-GAAP adjusted EBITDA per share was 104.1 million, compared to 128.3 million in the prior year period. Please refer to the Company’s GAAP to non-GAAP reconciliation table provided below for additional details.

Balance Sheet
As of June 30, 2010, the Company had cash and cash equivalents of RMB285.0 million ($42.0 million). This compares to RMB237.6 million as of December 31, 2009 and RMB208.2 million as of March 31, 2010.
Financial Results for the Six Months Ended June 30, 2009
For the six months ended June 30, 2010, revenues were RMB251.1 million ($37.0 million), up from RMB224.2 million in the first six months of 2009. During this same time period, gross profit was RMB141.5 million ($20.9 million), up from RMB134.2 million. Income from operations decreased to a loss of RMB12.5 million ($1.8 million) from an operating profit of RMB1.5 million in the first six months of 2009. Net loss attributable to the Company was RMB18.1 million ($2.7 million), or a loss of RMB0.17 ($0.03) per share, compared to net income attributable to the Company of RMB5.8 million, or RMB0.04 per share, in the first six months of 2009. Net loss per ADS was RMB0.70 ($0.10) in the first six months of 2010, compared with net income per ADS of RMB0.18 in the first six months of 2009. On a year over year basis, weighted average number of shares outstanding for the first six months of 2010 was 104.1 million.
Business Updates
On April 8, 2010, Tongjitang received a letter proposing to acquire all of Tongjitang’s outstanding ordinary shares, including ordinary shares represented by American Depositary Shares. The proposal is from Hanmax Investment Limited, a company controlled by Mr. Xiaochun Wang, Chief Executive Officer and Chairman of Tongjitang, and Fosun Industrial Co., Limited, which holds 32.1% of Tongjitang’s outstanding ordinary shares (collectively, the “Bidding Parties”). If accepted, Tongjitang will become a privately-held company. On April 12, Tongjitang announced the establishment of a special committee of the board of directors (the “Independent Committee”), comprised of Tongjitang’s three independent directors, to evaluate the proposal. On June 1, the Independent Committee announced that Morgan Stanley Asia Limited has been appointed as its independent financial advisor. In addition, Independent Committee retained Sheppard, Mullin, Richter & Hampton LLP to serve as its United States law counsel and Thorp Alberga to serve as its Cayman Islands law counsel.
On April 1, 2010, Hanmax Investment received a commitment letter issued by CITIC Ka Wah Bank Limited for a US$30 million term loan facility to fund the proposed purchase of the publicly held Tongjitang shares. This letter expired on April 30. On June 4, 2010, Hanmax Investment received another commitment letter from CITIC Bank International Limited (“CBI”), which expired on June 30. On July 21, 2010, Hanmax Investment received a new commitment letter from CBI authorizing a term loan facility up to US$25 million to fund the proposed acquisition of Tongjitang’s outstanding ordinary shares. The commitment under the July 21 commitment letter will expire upon the earlier to occur of execution of definitive credit facility documents or September 24, 2010, subject to extension by CBI. More information is available via a Schedule 13D/A filed with the SEC on August 2, 2010. Hanmax Investment and CBI are in the process of negotiating credit documents.
Conference Call
Tongjitang’s management team will hold a conference call on Thursday, August 19, at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing/Hong Kong time) following the announcement. Listeners may access the call by dialing the following numbers:

United States toll free:	1-888-259-8389
Hong Kong toll free:	800-903-658
Northern China toll free:	10-800-714-1504
Southern China toll free:	10-800-140-1379
International:	1-913-312-1483
Listeners may access the replay from approximately two hours after the call ends through August 26, 2010 by dialing the following numbers:

United States toll free:	1-888-203-1112
International:	1-719-457-0820
Password:	6642433
An audio webcast of the call will also be available through the Company’s website at www.tongjitang.com.

About Non-GAAP Financial Measures
To supplement the Company’s unaudited condensed consolidated financial information presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), the Company also provides non-GAAP financial measures, non-GAAP adjusted EBITDA and non-GAAP adjusted EBITDA per share, all of which exclude depreciation and amortization, interest (income) expense, provision for income taxes and share-based compensation expenses recorded under FASB Accounting Standards Codification (“ASC”) Subtopic 718 — 10 Compensation — Stock Compensation: Overall (Pre-codification: SFAS No. 123(R), Share-Based Payment.) The Company’s management believes the non-GAAP financial measures facilitate better understanding of operating results from quarter to quarter and allows the management team to better plan and forecast future periods, as the non-GAAP financial measures provide additional information to the investors. The non-GAAP information is not in accordance with GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for the GAAP results. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation expenses that have been and will continue to be significant recurring expenses in the Company’s business for the foreseeable future. Reconciliations of the Company’s non-GAAP financial data to the most comparable GAAP data are included at the end of this press release.
About Tongjitang Chinese Medicines Company
Tongjitang Chinese Medicines Company, through its operating subsidiaries Tongjitang Pharmaceutical, Tongjitang Distribution, Tongjitang Chain Stores, Guizhou Long-Life Pharmaceutical Company Limited, Qinghai Pulante, Anhui Jingfang and Gui Liqour Ltd., is a vertically integrated specialty pharmaceutical company focused on the development, manufacturing, marketing and selling of modernized traditional Chinese medicine in China. Tongjitang’s principal executive offices are located in Shenzhen, China.
Tongjitang’s flagship product, Xianling Gubao, is the leading traditional Chinese medicine for the treatment of osteoporosis in China as measured by sales in Renminbi. In addition to Xianling Gubao, the Company manufactures and markets 35 other modernized traditional Chinese medicine products and 36 western medicines. Please visit www.tongjitang.com for more information.
Safe Harbor Statements
This press release contains forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Although the Company believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from those described in the forward-looking statements in this press release. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s heavy dependence on the success of Xianling Gubao; the Company’s ability to market Xianling Gubao to hospitals and to retail pharmacies; the retail prices of its principal products’ being subject to price control by the government authorities in China; the inclusion of the Company’s products in national and provincial medical catalogs of the National Medical Insurance Program in China; the Company’s ability to obtain approval from the State Food and Drug Administration in China to convert a provisional national production standard of the Company’s principal products to a national final production standard; the Company’s ability to continue having the exclusive production rights for its products; the Company’s ability to further improve its barrenwort extraction efficiency; the presence of certain side effects in the Company’s current products and the Company’s ability to identify side effects associated with its current or future products prior to their marketing and sale; the Company’s ability to obtain manufacturing or marketing approval for its future products; the Company’s dependence on a limited number of distributors for a significant portion of its net revenues; the Company’s exposure to the risk of product liability claims and its limited insurance coverage; the Company’s ability to manage the expansion of its operations and its future research and development projects successfully; the Company’s ability to protect its intellectual property rights and defend infringement or misappropriation claims by third parties; intense competition in the pharmaceutical market in China; the supply of quality medicinal raw materials; uncertainties with respect to the legal system in China, including uncertainty with respect to potential regulatory changes in China’s healthcare industry; if disruptions in the financial markets and other macro-economic challenges currently affecting the economy of the United States and other parts of the world continue or even worsen, it may adversely impact the economy and consumer confidence in China; the Company’s ability to expand its business through organic growth and strategic acquisitions and investments; and the Company’s ability to integrate its acquisitions, including the recently-acquired state-owned distillery business in Guiyang . Further information regarding these and other risks is and will be included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

1. This announcement contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars as of and for the quarter ended June 30, 2010 were made at the noon buying rate on June 30, 2010 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserves Bank of New York, which was RMB6.7815 to USD1.00. Tongjitang makes no representation that the Renminbi or US dollar amounts referred to in this release could have been or could be converted into US dollars or Renminbi, as the case may be, at any particular rate or at all.
2. All references to “shares” are to the Company’s ordinary shares. Each of the Company’s American Depositary Shares, which are traded on the New York Stock Exchange, represents four ordinary shares.
CONTACT
ICR, Inc.
Ashley M. Ammon or Christine Duan
203-682-8200 (Investor Relations)

Tongjitang Chinese Medicines Company
Condensed Consolidated Statements of Operations
(In thousands, except share and per share data)

	Second Quarter Ended June 30,			Half Year Ended June 30,
	2009	2010	2010	2009	2010	2010
	RMB	RMB	US$	RMB	RMB	US$
			(Note)			(Note)
Net revenues	134,069	137,859	20,329	224,248	251,142	37,033
Cost of revenues	52,334	58,652	8,649	89,999	109,593	16,161

Gross profit	81,735	79,207	11,680	134,249	141,549	20,872
Advertising expenses	(3,517)	(2,627)	(387)	(16,400)	(6,108)	(901)
Other selling and marketing expenses	(36,994)	(49,273)	(7,266)	(67,560)	(98,395)	(14,509)
General and administrative expenses	(26,011)	(26,432)	(3,898)	(43,021)	(44,711)	(6,593)
Research and development expenses	(3,992)	(3,558)	(525)	(6,805)	(5,618)	(828)
Gain on disposal of property, plant and equipment and land use rights	—	34	5	—	34	5
Other operating income	492	(117)	(17)	988	799	118

Income (loss) from operations	11,713	(2,766)	(408)	1,451	(12,450)	(1,836)
Other income (expenses):
Interest income	1,236	141	21	2,673	599	88
Interest expense	(2,133)	(3,076)	(454)	(4,265)	(5,566)	(821)
Government grants	1,045	1,092	161	2,420	2,284	337
Investment gain / (loss)	631	(263)	(39)	615	(212)	(31)
Other income / (expenses), net	6,324	361	53	6,627	24	4

Income (loss) before income taxes and non-controlling interests	18,816	(4,511)	(666)	9,521	(15,321)	(2,259)
Provision for income taxes	(1,618)	(285)	(42)	(3,660)	(3,024)	(446)

Net income (loss)	17,198	(4,796)	(708)	5,861	(18,345)	(2,705)
Net (income) loss attributable to the non-controlling interests	(41)	96	14	(66)	236	35

Net income (loss) attributable to the Company	17,157	(4,700)	(694)	5,795	(18,109)	(2,670)

Earnings per share
Ordinary shares
-Basic	0.13	-0.05	-0.01	0.04	-0.17	-0.03
-Diluted	0.13	-0.05	-0.01	0.04	-0.17	-0.03

Shares used in computation of earnings per share
Ordinary shares
-Basic	128,279,051	104,066,526	104,066,526	129,512,746	104,066,526	104,066,526
-Diluted	128,279,051	104,066,526	104,066,526	129,512,746	104,066,526	104,066,526

(Note)
The condensed consolidated financial statements of Tongjitang Chinese Medicines Company are stated in Renminbi (“RMB”). The translation of RMB amounts as of and for the period ended June 30, 2010 into United States dollar (“US$”) is included solely for the convenience of readers and has been made at the rate of RMB6.7815 to US$1.00, which is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York at June 30, 2010. Such translations should not be construed as representations that RMB amounts could be converted into US$ at that rate or any other rate.

Tongjitang Chinese Medicines Company
Condensed Consolidated Balance Sheets
(In thousands, except share data)

	Dec. 31,	Mar. 31,	Jun. 30,	Jun. 30,
	2009	2010	2010	2010
	RMB	RMB	RMB	US$
				(Note 1)
ASSETS
Current assets:
Cash and cash equivalents	237,578	208,145	284,993	42,025
Short-term bank deposit	50,000	52,500	82,500	12,165
Notes receivable	70,248	60,728	51,556	7,602
Accounts receivable, net of allowance for doubtful accounts	232,038	240,253	233,771	34,472
Inventories	139,100	167,348	164,906	24,317
Trading securities	1,447	1,512	1,193	176
Prepaid advertising expenses	1,204	1,147	3,949	582
Receivable on sales of property, plant and equipment	9,320	9,320	9,320	1,374
Other prepaid expenses and current assets, net of allowance for doubtful accounts	16,139	26,816	28,250	4,168
Deferred tax assets	7,565	6,508	7,031	1,037

Total current assets	764,639	774,277	867,469	127,918

Property, plant and equipment, net (Note 2)	172,097	252,384	248,950	36,710
Land use rights, net	42,515	43,181	42,896	6,325
Deposit for acquisition of a subsidiary	120,599	—	—	—
Deposits for acquisition of property, plant and equipment, and intangible assets	162,440	172,331	177,351	26,152
Deferred tax assets	2,809	2,652	2,660	392
Long-term other assets	1,000	1,752	1,566	231
Acquired intangible assets, net (Note 2)	27,592	27,711	26,277	3,875
Goodwill (Note 2)	2,345	81,868	81,582	12,030
Receivable on sales of property, plant and equipment	9,170	6,840	4,510	665

Total assets	1,305,206	1,362,996	1,453,261	214,298

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	101,100	112,522	150,026	22,123
Accounts payable	38,288	41,302	32,944	4,858
Accrued expenses and other current liabilities	161,433	185,973	196,538	28,981
Income taxes payable	3,089	2,589	2,066	305
Unrecognized tax benefit	937	962	976	144
Amounts due to related parties	900	13,948	7,010	1,034

Total current liabilities	305,747	357,296	389,560	57,445
Long-term bank loans	50,000	50,000	112,000	16,516
Deferred tax liabilities	11,868	29,236	30,240	4,459

Total liabilities	367,615	436,532	531,800	78,420

Total shareholders’ equity attributable to the Company	937,591	924,759	919,837	135,639

Non-controlling interest	—	1,705	1,624	239

Total equity	937,591	926,464	921,461	135,878

Total liabilities and equity	1,305,206	1,362,996	1,453,261	214,298

(Note 1)
The condensed consolidated financial statements of Tongjitang Chinese Medicines Company are stated in Renminbi (“RMB”). The translation of RMB amounts as of and for the period ended June 30, 2010 into United States dollar (“US$”) is included solely for the convenience of readers and has been made at the rate of RMB6.7815 to US$1.00, which is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York at June 30, 2010. Such translations should not be construed as representations that RMB amounts could be converted into US$ at that rate or any other rate.
(Note 2)
We are in the process of performing valuations of certain identifiable property, plant and equipment, land use rights and intangible assets for the acquisitions we completed in the first quarter of 2010 and hence the net book value for investment property, property, plant and equipment, land use rights and intangible assets and goodwill is preliminary and subject to revision once we complete the valuation exercise.

Tongjitang Chinese Medicines Company
Reconciliation of GAAP to Non-GAAP
(In thousands, except share and per share data)

	Second Quarter Ended June 30,			Half Year Ended June 30,
	2009	2010	2010	2009	2010	2010
	RMB	RMB	US$	RMB	RMB	US$
			(Note 1)			(Note 1)
GAAP net income	17,157	(4,700)	(694)	5,795	(18,109)	(2,670)
Share-based compensation expenses (Note 2)	2,033	26	4	4,068	159	23
Depreciation and amortisation	5,345	7,125	1,051	10,014	11,922	1,758
Interest (income) expense, net	897	2,935	433	1,592	4,967	732
Provision for income taxes	1,618	285	42	3,660	3,024	446

Non-GAAP adjusted EBITDA	27,050	5,671	836	25,129	1,963	289

GAAP earnings per share
Ordinary shares
-Basic	0.13	-0.05	-0.01	0.04	-0.17	-0.03
-Diluted	0.13	-0.05	-0.01	0.04	-0.17	-0.03

Non-GAAP adjusted EBITDA per share
Ordinary shares
-Basic	0.21	0.05	0.01	0.19	0.02	0.00
-Diluted	0.21	0.05	0.01	0.19	0.02	0.00

Shares used in computation of GAAP earnings per share / Non-GAAP adjusted EBITDA per share
Ordinary shares
-Basic	128,279,051	104,066,526	104,066,526	129,512,746	104,066,526	104,066,526
-Diluted	128,279,051	104,066,526	104,066,526	129,512,746	104,066,526	104,066,526

(Note 1)
The condensed consolidated financial statements and the related amounts of Tongjitang Chinese Medicines Company are stated in Renminbi (“RMB”). The translation of RMB amounts as of and for the period ended June 30, 2010 into United States dollar (“US$”) is included solely for the convenience of readers and has been made at the rate of RMB6.7815 to US$1.00, which is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York at June 30, 2010. Such translations should not be construed as representations that RMB amounts could be converted into US$ at that rate or any other rate.
(Note 2)
Share-based compensation expenses recorded in accordance to ASC subtopic 718-10 (“ASC 718-10”), Compensation — Stock Compensation: Overall (Pre-codification: SFAS No.123(R), Share-Based Payment) are as follows:

	Second Quarter Ended June 30,			Half Year Ended June 30,
	2009	2010	2010	2009	2010	2010
	RMB	RMB	US$	RMB	RMB	US$
			(Note 1)			(Note 1)
General and administrative expenses	2,033	26	4	4,068	159	23